================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                               VIRBAC CORPORATION
                       (Name of Subject Company (issuer))

                              VIRBAC S.A. - OFFEROR
            (Name of Filings Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                     927649
                      (CUSIP Number of Class of Securities)

                                  Gerard Sicsic
                                 General Counsel
                                   Virbac S.A.
                             13 eme rue LID - BP 27
                               06511 Carros Cedex
                                     France
                               011-33-4-9208-7165

                                 with a copy to:
                                David F. Freedman
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)


                            Calculation of Filing Fee
================================================================================
          Transaction Valuation*                   Amount of Filing Fee
-----------------------------------------  -------------------------------------
                  N/A                                       N/A
================================================================================
* Set forth the amount on which the filing fee is calculated an state how it was determined

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: None

                                Filing Party: N/A

                          Form or Registration No.: N/A

                                 Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [ ]  issuer tender offer subject to Rule 13e-4.

      [X]  going-private transaction subject to Rule 13e-3.

      [X] amendment to Schedule 13D under Rule 13d-2.Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE 13D

CUSIP No. 927649

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

                  INTERLAB S.A.S
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     BK
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                  13,495,308
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER             13,495,308
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        13,495,308
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                60.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 927649

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (ENTITIES ONLY)

                  VIRBAC S.A.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                     BK
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  FRANCE
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                  13,495,308
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER             13,495,308
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        13,495,308
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                60.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

         This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on behalf of Interlab S.A.S. ("Interlab") on April 5, 1999, as amended by Amendment No. 1 filed on May 16, 2005 by Interlab and Virbac S.A. ("Virbac S.A.") relating to shares of common stock, $0.01 par value per share (the "Common Stock"), of Virbac Corporation, a Delaware corporation (the "Company").

Item 2.           Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         This statement is being filed by Interlab and Virbac S.A., a French corporation or societe anonyme (collectively, the "Reporting Entities"). Interlab is a French corporation and is a wholly owned subsidiary of Virbac S.A. Virbac S.A. is a French pharmaceutical company that specializes in the development and production of vaccines and medicines for domestic animals and livestock. Interlab was formed for the purpose of holding shares of the Company in connection with the March 5, 1999 merger (the "Merger") of Virbac, Inc., a Delaware corporation, with and into Agri-Nutrition Group Limited, a Delaware corporation ("Agri-Nutrition"), with Agri-Nutrition surviving the merger and changing its name to Virbac Corporation. For additional information regarding the Merger, see Item 5. The address of Interlab and Virbac S.A.'s principal business office is 13eme rue LID - BP 27, 06511 Carros Cedex, France.

         Members of the family of Pierre Richard Dick, the founder of Virbac S.A., hold approximately 47% of the capital and 64.5% of voting rights in Virbac S.A. and may be deemed to control Virbac S.A. Substantially all of the shares of Virbac S.A. held by or on behalf of the Dick family are held by SCI Investec ("Investec"), a French civil company. Investec owns 4,088,928 shares of Virbac S.A., constituting approximately 47 % of the capital and 64.5% of the voting rights in Virbac S.A. Mme. Jeanine Elise Dick, the widow of Pierre Richard Dick, is the General Manager of Investec and is solely responsible for the management and administration of the business of Investec. Mme Dick is also the Chairman of the Supervisory Board (Conseil de surveillance) of Virbac S.A. Mme. Dick owns personally 8,080 shares of Virbac S.A., and holds a life estate in 622,102 additional shares, whose remainder interest is held by Investec (already included in the aggregate of 4,088,928 shares mentioned above).

         Schedule I to this Schedule 13D (Amendment No. 2), sets forth certain information with respect to the members of the Management Board (Directoire) and the supervisory board (Conseil de surveillance) of Virbac S.A. and the General Manager of Investec.

         During the last five years, none of Virbac S.A., Interlab or, to their knowledge, Investec or any of the individuals listed in Schedule I to this amendment, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were Virbac S.A., Interlab or, to their knowledge, Investec or any of the individuals listed in Schedule I to this amendment a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction

         Item 4 is hereby amended by the addition of the following information:

         Virbac S.A. is currently, through Interlab, the beneficial owner of approximately 60.3% of the outstanding Common Stock. See Item 5. On December 12, 2005, Virbac S.A. sent a letter to the Board of Directors of the Company proposing to acquire all of the outstanding shares of the Common Stock not owned directly or indirectly by Virbac S.A at a purchase price of US $4.15 per share, and on December 13, 2005, Virbac S.A. issued a press release announcing that it had submitted such letter to the Company's board. In its letter, Virbac S.A. stated that it expects that the Company will form a special committee of independent directors to respond to Virbac S.A.'s proposal and to make an informed recommendation with respect to the offer. Virbac S.A. further stated that, following the conclusion of discussions with the independent committee, Virbac S.A. would propose to initiate the acquisition through a tender offer. The tender offer will be subject to a nonwaivable condition that a sufficient number of shares are tendered so that, upon completion of the tender offer, Virbac S.A. directly or indirectly owns at least 90% of the outstanding shares of Common Stock of the Company. Assuming that Virbac S.A. attains that level of ownership, Virbac is committed to merge promptly a wholly owned U.S. subsidiary of Interlab into the Company, with the Company the surviving corporation.

         If Virbac S.A. successfully completes the tender offer and merger, the Company will become a subsidiary of Interlab and an indirect wholly owned subsidiary of Virbac S.A., and all shares of Common Stock remaining outstanding after completion of the tender offer (other than shares held by Virbac S.A. and its subsidiaries) will be converted into the right to receive a cash payment per share equal to the purchase price paid in the tender offer. As a result of the tender offer and merger, the Common Stock will cease to be registered under
Section 12(g) of the 1934 Securities and Exchange Act, as amended (the "Exchange Act") and the Company will no longer be obligated to file period reports under the Exchange Act. The Common Stock is quoted in the pink sheets and is not currently listed on any national securities exchange or quoted in the Nasdaq National Market or the Nasdaq Capital Market.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

(a) On the date of this Schedule 13D (Amendment No. 2), Interlab is the record and beneficial owner of 13,495,308 shares of Common Stock, constituting approximately 60.3% of the outstanding Common Stock, such percentage beneficial ownership being based on 22,395,740 shares of Common Stock outstanding on October 31, 2005, as set forth on the cover page of the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2005. By virtue of its ownership of all of the outstanding share capital of Interlab, Virbac S.A. is also the beneficial owner of the Common Stock owned directly by Interlab.

         Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated October 16, 1998, by and among Agri-Nutrition, Virbac, S.A., Virbac, Inc., a Delaware corporation ("Virbac Inc."), and by addendum, Interlab, Virbac Inc. was merged with and into Agri-Nutrition with Agri-Nutrition the surviving corporation. Pursuant to the merger, Interlab received 12,580,918 shares of the Common Stock in respect of its shares of Virbac, Inc. (the "Merger Shares") and all of Interlab's shares of Virbac Inc. common stock were canceled. At the time of the merger, the Merger Shares represented approximately 58% of the issued and outstanding Common Stock. The Merger Agreement also provides that the Company shall issue to Interlab additional shares of Common Stock equal to the product of (a) the aggregate number of shares of Common Stock issued upon the exercise, subsequent ot the Merger, of options to purchase Common Stock that were granted prior to the Merger and (b) 1.5. In accordance with this provision of the Merger Agreement, the Company has issued to Interlab, in addition to the original Merger Shares, a total of 914,390 shares of Common Stock, without the payment of additional consideration by Interlab. The most recent issuance pursuant to this provision of the Merger Agreement was 59,834 shares on October 11, 2005. The 13,495,308 shares beneficially owned by Virbac S.A. and Interlab do not include any additional shares of Common Stock that may become issuable to Interlab pursuant to the provisions of the Merger Agreement described in this
Item 5(a)).

         The following table sets forth information regarding beneficial ownership of Common Stock by the persons identified on Schedule 1.

                      Name                          No. of Shares
                      ----                          -------------

                  Eric Maree                           4,518(1)
                  Pierre Pages                        18,955(2)

----------
1        Includes 2518 shares that are issued and outstanding and owned by Mr.
Maree and 2000 shares subject to currently exercisable options.
2. Includes 9,955 shares that are issued and outstanding and owned by Mr. Pages and 9,000 shares subject to currently exercisable options.

(b) Interlab and Virbac S.A. may be deemed to share voting power and dispositive power over the 13,495,308 shares of Common Stock beneficially owned by them.

(c) On October 11, 2005, the Company issued 59,834 shares of Common Stock to Interlab pursuant to the anti-dilution provisions of the Merger Agreement described in this Item 5(a), without payment of additional consideration by Interlab. Except as set forth in this Item 5(c), none of Interlab, Virbac S.A. or, to their knowledge, Investec or any of the individuals listed in Schedule I to this amendment, has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D (Amendment No. 2).

(d) Except as described in Item 2 of this Schedule 13D (Amendment No. 2), no other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Interlab and Virbac S.A. To the knowledge of Interlab and Virbac S.A., no persons other than the persons named in the table set forth in Item 5(a) of this Schedule 13D (Amendment No. 2) have has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock shown as beneficially owned by the persons in such table.

(e)      Not applicable.

Item 7.           Material to be Filed as Exhibits

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit No.                         Exhibit
         -----------                         -------

             1.            Interlab Affiliate Agreement, dated January 17, 1999.
                           (Previously filed as Exhibit 1 to the Schedule 13D of Interlab as originally filed)

             2 Agreement and Plan of Merger, dated as of October 16, 1998, by and among Agri-Nutrition, VBSA, Virbac and by addendum, Interlab (incorporated by reference to Exhibit 2.1 to the Agri-Nutrition Form 8-K filed on November 17,1998).

             3 Joint Filing Agreement, dated as of April 30, 2005, entered into by and between Interlab and VBSA (Previously filed as Exhibit 1 to the Schedule 13D (Amendment No. 1) filed May 16, 2005)

             4 Letter dated December 12, 2005 from Virbac S.A. to Board of Directors of Virbac Corporation (filed herewith)

             5 English language version of Press Release issued by Virbac S.A. on December 13, 2005 (filed herewith)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2005

                                              INTERLAB S.A.S


                                              By: /s/ ERIC MAREE
                                                  ------------------------------
                                              Name:  Eric Maree
                                              Title: Chief Executive Officer

                                              Virbac S.A.


                                              By: /s/ ERIC MAREE
                                                  ------------------------------
                                              Name:  Eric Maree
                                              Title: Chief Executive Officer

                                   SCHEDULE I
                                   ----------

         Set forth below is certain biographical information relating to (i) the members of the Management Board (Directoire) and the Supervisory Board (Conseil de surveillance) of Virbac S.A., (ii) the sole officer of Interlab S.A.S. and
(iii) Mme Jeanine Elise Dick, the General Manager (sole officer) of Investec. Each of the persons listed below is a citizen of the Republic of France. During the last five years, to the knowledge of Virbac S.A., Interlab, none of the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of Virbac S.A., Interlab, was any of such individuals a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Members of the Management Board (Directoire) of Virbac S.A. (biographical
-------------------------------------------------------------------------
information as of August 31, 2005). The business address of each of the members
-------------------------------------------------------------------------------
of the Management Board is c/o Virbac S.A., 13eme rue LID - BP 27, 06511 Carros
-------------------------------------------------------------------------------
Cedex, France
-------------


          Name                        Present principal occupation or employment
          ----                        ------------------------------------------

Eric Pierre Andre Maree               Chairman of the Management Board of Virbac
                                      S.A. (President du directoire). Mr. Maree is also Chief Executive Officer
                                      (President) of Interlab S.A.S.

Pierre Augustin Robert Pages          Member of the Management Board and Chief
                                      Operating Officer of Virbac S.A.

Christian Michel Frederic Karst       Member of the Management Board and
                                      Development Director of Virbac S.A.

Michel Joseph Garaudet                Member of the Management Board and Chief
                                      Financial Officer of Virbac S.A. and a
                                      director and executive officer of several corporations in the Virbac group.

Jean-Pierre Charles Dick              Member of the Management Board of Virbac
                                      S.A. responsible for special projects.
                                      Also President of the Fondation
                                      d'entreprise "Virbac"

Members of the Supervisory Board (Conseil de surveillance) of Virbac S.A.
-------------------------------------------------------------------------
(biographical information as of August 31, 2005)
------------------------------------------------

                             Residence or business
                             ---------------------
Name                         address                         Present principal occupation or employment
----                         -------                         ------------------------------------------
Francois Guinot              4 rue Robert Estienne           Chairman of Academie des Technologies and
                             75008 Paris                     Vice-Chairman of Federation Francaise des
                             France                          Chimistes

Philippe Capron              102 rue Perrenet                Chairman of Arcelor International and
                             92200 Neuilly sur Seine         Arcelor Projects
                             France

Jeanine Elise Dick           95 Avenue de la Lanterne        Chairman of the Supervisory Board of Virbac
                             06200 Nice                      S.A. and General Manager of SCI Investec
                             France

Pierre Madelpuech            26 bis rue du Regard            Vice Chairman of the Supervisory Board of
                             92380 Garches                   Virbac S.A.
                             France

SCI Investec, a French       95 Avenue de la Lanterne        Family investment company
civil corporation,           06200 Nice
represented by Jeanine       France
Elise Dick

SARL XYC, a French limited   6 rue Solferino                 Mr. Yon is Chairman of Chester Valley
liability company,           78000 Versailles                Pharmaceuticals.
represented by Xavier Yon    France

                                  EXHIBIT INDEX

         Exhibit No.                            Exhibit
         -----------                            -------

             1.            Interlab Affiliate Agreement, dated January 17, 1999.
                           (Previously filed as Exhibit 1 to the Schedule 13D of Interlab as originally filed)

             2 Agreement and Plan of Merger, dated as of October 16, 1998, by and among Agri-Nutrition, VBSA, Virbac and by addendum, Interlab (incorporated by reference to Exhibit 2.1 to the Agri-Nutrition Form 8-K filed on November 17, 1998).

             3 Joint Filing Agreement, dated as of April 30, 2005, entered into by and between Interlab and VBSA (Previously filed as Exhibit 1 to Schedule 13D (Amendment No. 1) filed May 16, 2005)

             4 Letter dated December 12, 2005 from Virbac S.A. to Board of Directors of Virbac Corporation (filed herewith)

             5 English language version of Press Release issued by Virbac S.A. on December 13, 2005 (filed herewith)

                                                                       Exhibit 4

[GRAPHIC OMITTED]
   Virbac

Board of Directors
Virbac Corporation
3200 Meacham Boulevard
Fort Worth, Texas 76137 USA

                 Carros, December 12, 2005

Dear Sirs:

Virbac S.A. is pleased to offer to acquire the outstanding shares of common stock of Virbac Corporation ("Virbac Corp.") not currently owned by Virbac S.A. or its subsidiaries at a cash purchase price of $ 4.15 (four US dollars and fifteen cents) per share through an all-cash tender offer to be commenced as soon as practicable. Through this offer it is our intention that Virbac Corp. will become an indirect wholly owned subsidiary of Virbac S.A.

We believe that our offer is fair to and in the best interest of Virbac Corp. and its public stockholders. Although this transaction does not represent a change of control, this proposal represents a premium of 13.1%% over the closing price of Virbac Corp. of December 12, 2005 and a premium of 7.8% over the average closing price since Virbac Corp.'s last quarterly report filing (November 9, 2005). Virbac S.A. has sufficient financing available from its existing bank credit facilities to complete this transaction and our offer is not subject to financing.

We believe our proposal makes great sense for Virbac Corp. and its future. The reporting burdens associated with being a public company have hampered Virbac Corp.'s ability to succeed in its relatively small, niche market for pet and veterinary products. Private ownership will reduce those reporting burdens and allow management to focus on long-term prospects without being pressured for short-term results. In light of Virbac Corp.'s delisting and the limited market for its shares, as evidenced by its current trading volume, our proposal also offers Virbac Corp.'s public stockholders the opportunity to participate in a premium-priced liquidity event. After considering these matters, Virbac S.A. believes that providing liquidity to existing Virbac Corp. stockholders at a fair and attractive price and operating Virbac Corp. as an indirectly wholly owned subsidiary of Virbac S.A. is a significantly better alternative to continued public ownership.

We expect that the Board of Directors of Virbac Corp. will form a special committee of independent directors to respond to our proposal on behalf of Virbac Corp.'s public stockholders and to make an informed recommendation to the public stockholders with respect to this offer. Our representatives on the Virbac Corp. board will vote in favor of that delegation of duty. We also encourage the special committee to retain its own legal and financial advisors to assist in its review.

To facilitate this transaction, Virbac S.A. has retained Harris Nesbitt Corp. as its financial advisor and Baker & McKenzie LLP as its legal advisor and would welcome the opportunity to present its proposal to the special committee as soon as possible. We are prepared to negotiate promptly the terms of a definitive offer, which would include customary terms and conditions for transactions of this type. Our entire team, including our legal and financial advisors, looks forward to working with the special committee and its advisors to complete a mutually acceptable transaction.

Following the conclusion of our discussions with the special committee, we would propose to initiate the transaction through a tender offer. The tender offer will be subject to a nonwaivable condition that a sufficient number of shares are tendered so that, upon completion of the tender offer, Virbac S.A. directly or indirectly owns at least 90% (ninety percent) of the outstanding shares of common stock of Virbac Corp. Assuming we attain that level of ownership, we commit to merge promptly an indirectly wholly owned U.S. subsidiary of Virbac S.A. into Virbac Corp. In the merger, stockholders who did not tender their shares in the tender offer will receive same cash price per share as the tender offer.

In considering our proposal, you should be aware that we are interested only in acquiring the publicly held shares of Virbac Corp. and we will not sell our stake in Virbac Corp.

Virbac S.A. recognizes and respects the Board's need to conduct an appropriate process in evaluating our proposal and would therefore appreciate your prompt commencement of that process so that we may extend the definitive offer to Virbac Corp.'s stockholders as soon as possible. Representatives of Harris Nesbitt and Baker & McKenzie are available to meet with the special committee and/or its advisors to discuss this proposal at your earliest convenience.

We reserve the right to terminate this proposal at any time.

Very truly yours,

Virbac S.A.


By: /s/ ERIC MAREE
    -----------------------------------
Name:  Eric Maree
Title: Chairman of the Management Board

                                                                       Exhibit 5


                               [GRAPHIC OMITTED]
                                     VIRBAC




                              For Immediate Release


                                                        Contact: Michel Garaudet
                                                         Chief Financial Officer


         Virbac S.A. Makes Proposal to Acquire All Outstanding Shares of
                 Virbac Corporation for US $ 4.15 Cash per Share


Carros Cedex, France - December 13, 2005 - Virbac S.A. (Euronext - Compartiment B/Code ISIN: FR0000031577) today announced that it made a proposal to acquire 39.7% of the outstanding shares of common stock of its American subsidiary, Virbac Corporation (OTC - VBAC.PK), not already owned by Virbac S.A. or its subsidiaries for US $ 4.15 per share in cash, or an aggregate all cash purchase price of approximately US $ 37 million.

The proposal, which was made in a letter to the Board of Directors of Virbac Corporation, represents a premium of 13.1% over the closing price of Virbac Corporation on December 12, 2005 and a premium of 7.8% over the average closing price since Virbac Corporation's last quarterly report filing (November 9, 2005).

Virbac S.A. stated in its proposal that it expects that the Board of Directors of Virbac Corporation will form a special committee of independent directors to respond to Virbac S.A.'s proposal on behalf of Virbac Corporation's public stockholders and to make an informed recommendation to the public stockholders with respect to the offer. Virbac S.A. also stated that it is prepared to negotiate the terms of a definitive offer to the stockholders of Virbac Corporation on customary terms and conditions for transactions of this type. The definitive offer would be subject to the condition that a sufficient majority of the publicly-held Virbac Corporation shares are tendered such that the tendered shares, together with the shares Virbac S.A. currently owns, total at least 90% (ninety percent) of Virbac Corporation's outstanding common stock. Virbac S.A. has informed Virbac Corporation that it has sufficient financing available for the transaction under its existing bank credit facilities and that the offer would not be subject to a financing condition. Virbac S.A. has engaged Harris Nesbitt Corp. as its financial advisor and Baker & McKenzie LLP as its legal advisor with respect to the offer.

Virbac S.A., through its wholly owned subsidiary Interlab S.A.S. ("Interlab"), is the largest stockholder of Virbac Corporation and is the beneficial owner of approximately 60.3% of Virbac Corporation's outstanding common stock. Assuming that Virbac S.A. through a wholly owned US subsidiary of Interlab, incorporated for the sole purpose of the transaction, acquires beneficial ownership of a number of Virbac Corporation shares that, together with the shares that Interlab currently owns, totals at least 90% of Virbac Corporation's outstanding common stock, this wholly owned subsidiary of Interlab will be merged into Virbac Corporation, which will be the surviving corporation and become a wholly owned subsidiary of Interlab and an indirect wholly owned subsidiary of Virbac S.A. Remaining Virbac Corporation stockholders will receive the same consideration in the merger as in the tender offer.

About Virbac S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animal main pathologies. With 24 subsidiaries, Virbac products are sold in more than 100 countries and the Group employs over 2,260 worldwide. Virbac S.A. has been listed on the Paris stock exchange, since 1985 (now Euronext (R)).

About Virbac Corporation:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R), Home Dental Care, the Allerdem line of dermatology products, IVERHART(TM) PLUS Flavored Chewables, and Preventic(R).

This press release is available on Virbac S.A.'s website at: www.Virbac.com, and on the website of the Autorite des marches financiers at: www.amf-france.org.

Disclaimers

A TENDER OFFER FOR THE OUTSTANDING SHARES OF VIRBAC CORPORATION COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF VIRBAC CORPORATION SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF VIRBAC CORPORATION CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF VIRBAC CORPORATION MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING VIRBAC S.A. WHEN THE DOCUMENTS BECOME AVAILABLE.

No communication or information relating to the proposed tender offer of Virbac S.A. for the shares of Virbac Corporation not already held by Virbac S.A. (the "Offer") may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

                     VIRBAC: Passionate about Animal Health
              Euronext - Compartiment B / code ISIN : FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@Virbac.fr - Website: www.Virbac.com